Exhibit 99.1

News Release

Stantec to lead design for Florida’s $212 million Turnpike

reconstruction and capacity improvements

Widening of 10-mile section in Lake County will enable

operation of price managed lanes for improved travel reliability

Edmonton, AB; ORLANDO, FL (June 23, 2019) NYSE, TSX: STN

The Florida Department of Transportation’s (FDOT) Florida’s Turnpike Enterprise (FTE), which operates its 461-mile system of limited access toll highways, has selected Stantec to design the reconstruction and capacity improvements for Florida’s Turnpike/State Road (SR) 91 in Lake County. Stantec’s design for the project, with a construction cost of $212 million, will increase the number of travel lanes from four to eight and will facilitate future express lane and electronic tolling operations within the 10-mile project area, from the Minneola interchange north to US 27.

Priced managed lanes are gaining in popularity across the United States as a solution to improving travel capacity and reliability. According to the International Bridge, Tunnel and Turnpike Association, 11 states currently operate priced managed lanes across a total of 686 center lane miles.

“Over the last five years, we have seen a steady increase in the implementation of priced managed lanes across the country with demonstrated success in maintaining speed conditions and managing greater traffic volumes,” said Steven Abendschein, senior principal and leader of Stantec’s Traffic and Revenue practice in New York. “There continues to be a tremendous opportunity for this tool in additional markets – particularly dense urban areas and growing mid-tier cities – to not only address roadway congestion, but also supplement infrastructure financing.”

Supporting a Larger Mission

The 10-mile project is part of FTE’s comprehensive phased plan to widen 37 miles of the Turnpike within Lake and Orange Counties to address traveler safety, mobility, travel time reliability and future demand for capacity in response to anticipated population growth. According to state data, an annualized average of 40,800 motorists use the Turnpike daily, per 2010 data, at the Leesburg South (U.S. 27) Interchange. Adding to this demand is an anticipated 10,000 new homes planned within south Lake County and the surrounding area. This Turnpike project is one of several occurring across the state to improve mobility.

A Complex Project

As part of the project scope, Stantec will lead design of the Turnpike widening, pavement restoration through milling and resurfacing, implementation of all-electronic tolling capabilities, design of future dynamically priced express lanes, emergency shoulder utilization, surveying, lighting, and environmental services. Supported by the firm’s national-reaching expertise in transportation, limited access toll facility design and traffic revenue services, a local team from Stantec’s Orlando office will lead this project with statewide support from teams in Deerfield, Coral Gables, Tallahassee, and West Palm Beach. Project design is anticipated for completion January 2022.

The Most Recent in a Series of FDOT Initiatives

Stantec has a long history of helping FDOT to deliver on its vision for improved transportation mobility across the state. Stantec teams worked on the $140 million I-95 Express Lanes project Phase 1A and 1B – the first of its kind in South Florida – which transformed High Occupancy Vehicle (HOV) lanes in Miami-Dade County to dynamically priced express lanes, launching a system of express lanes to support the region’s mobility needs in Miami-Dade, Broward and Palm Beach Counties. Additional project work has included the widening and expansion of the Homestead Extension of Florida’s Turnpike from SR 874 to SR 836, the 595 Express in Broward County, the implementation of express lanes along I-95 in Broward and Palm Beach Counties, and planning and design for the widening and expansion of the Sawgrass Expressway in Broward County. Together, these corridors form a portion of the Regional Express Lanes System in South Florida.

“We are proud to continue our 15-year relationship with the FTE delivering innovative, cost-effective solutions to maintain the safety and beneficial life of these roadways,” said Robert Carballo, Stantec vice president, US Gulf regional business leader for Transportation. “The widening of Florida’s Turnpike will support FTE’s goals in modernizing this essential roadway and contributing to a growing statewide network of efficient transportation offerings.”

Nationally, Stantec has played a key role in major managed lane projects, including leading the Illinois I-55 managed lane study and the traffic and revenue study for SR 91 Express Lanes in California’s Orange and Riverside Counties.

Stantec’s Transportation practice creates the connections that get people and goods moving safely and efficiently — whether by car, bus, train, plane, or their own two feet. Ranked among the top-10 International Design Firms in Transportation by Engineering News-Record, Stantec provides planning, engineering, and infrastructure management services that fit client needs and improve the overall transportation experience. To learn more, visit: stantec.com/transportation

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role on the project and the project’s anticipated completion date. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact

Danny Craig

Stantec Media Relations

Ph (949) 923-6085

danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Stantec Investor Relations

Ph (780) 969-2018

cora.klein@stantec.com

Design with community in mind